FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2004

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24

500 Bourke Street

MELBOURNE  VICTORIA  3000

AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

AVERAGE BALANCE SHEET & RELATED INTEREST

The following tables set forth the Average Balance Sheet and related interest for the half year ended 31 March 2004 restated for the changes as advised to the ASX on 3 November 2004. The columns on the right detail the Average Balance Sheet and related interest as per the published 31 March 2004 results announcement and have been provided for comparative purposes.

Average assets and interest income

	Half Year to Mar 04 (Restated)			Half Year to Mar 04
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Interest earning assets
Due from other financial institutions
Australia	6,314	193	6.11	6,314	193	6.11
Europe	15,140	216	2.85	15,140	216	2.85
Other International	2,795	33	2.36	3,249	33	2.03
Regulatory deposits
Europe	157	1	1.27	157	1	1.27
Other International	70	—	—	70	—	—
Marketable debt securities
Australia	21,534	584	5.42	21,534	694	6.45
Europe	8,757	176	4.02	8,757	176	4.02
Other International	6,403	87	2.72	6,403	87	2.72
Loans and advances (1)
Australia	140,181	4,839	6.90	140,181	4,839	6.90
Europe	58,256	1,622	5.57	58,256	1,622	5.57
Other International	34,721	1,117	6.43	34,721	1,128	6.50
Other interest earning assets (2)
Australia	724	126	n/a	724	126	n/a
Europe	2,750	62	n/a	2,750	62	n/a
Other International	1,353	18	n/a	899	7	n/a
Intragroup loans (3)
Europe	8,358	143	3.42	8,358	143	3.42
Other International	8,761	63	1.44	8,761	63	1.44
Average interest earning assets and interest income incl intragroup loans by:
Australia	168,753	5,742	6.81	168,753	5,852	6.94
Europe	93,418	2,220	4.75	93,418	2,220	4.75
Other International	54,103	1,318	4.87	54,103	1,318	4.87
Total average interest earning assets and interest income incl. intragroup loans	316,274	9,280	5.87	316,274	9,390	5.94

Average assets and interest income

	Half Year to Mar 04 (Restated)			Half Year to Mar 04
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Intragroup loans eliminations	(17,119)	(206)	2.41	(17,119)	(206)	2.41
Total average interest earning assets by:
Australia	168,753	5,742	6.81	168,753	5,852	6.94
Europe	85,060	2,077	4.88	85,060	2,077	4.88
Other International	45,342	1,255	5.54	45,342	1,255	5.54
Total average interest earning assets	299,155	9,074	6.07	299,155	9,184	6.14

Non-interest earning assets
Investments relating to life insurance business (4)
Australia	34,354			34,354
Europe	123			123
Other International	242			242
Acceptances
Australia	18,612			18,612
Europe	54			54
Property, plant and equipment
Australia	1,367			1,367
Europe	687			687
Other International	111			111
Other assets
Australia	26,160			26,160
Europe	17,987			17,987
Other International	5,865			5,865
Total average non-interest earning assets by:
Australia	80,493			80,493
Europe	18,851			18,851
Other International	6,218			6,218
Total average non-interest earning assets	105,562			105,562
Provision for doubtful debts
Australia	(1,213)			(1,213)
Europe	(748)			(748)
Other International	(248)			(248)
Total average assets by:
Australia	248,033			248,033
Europe	103,163			103,163
Other International	51,312			51,312
Total average assets	402,508			402,508

Percentage of total average assets applicable to international operations	38.4%			38.4%

Average liabilities and interest expense

	Half Year to Mar 04 (Restated)			Half Year to Mar 04
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Interest bearing liabilities
Term deposits and certificates of deposit
Australia	44,951	1,146	5.10	53,723	1,440	5.36
Europe	25,984	416	3.20	26,956	436	3.23
Other International	22,557	431	3.82	27,115	454	3.35
Savings (short-term) deposits
Australia	8,532	184	4.31	8,532	184	4.31
Europe	13,179	122	1.85	12,270	109	1.78
Other International	3,599	58	3.22	3,599	68	3.78
Other on-demand deposits
Australia	40,498	636	3.14	40,498	636	3.14
Europe	12,813	96	1.50	12,750	93	1.46
Other International	7,716	53	1.37	3,158	20	1.27
Government and Official Institutions
Australia	908	22	4.85	908	22	4.85
Other International	1,644	8	0.97	1,644	8	0.97
Due to other financial institutions
Australia	11,579	305	5.27	11,579	305	5.27
Europe	19,615	344	3.51	19,975	344	3.44
Other International	12,573	95	1.51	12,573	95	1.51
Short-term borrowings
Australia	10,085	221	4.38	1,313	37	5.64
Europe	605	7	2.31	245	3	2.45
Other International	4,380	23	1.05	4,380	23	1.05
Long-term borrowings
Australia	23,942	444	3.71	23,942	444	3.71
Other International	634	13	4.10	634	13	4.10
Other interest bearing liabilities
Australia	93	631	n/a	93	631	n/a
Europe	2	1	n/a	2	1	n/a
Other International	—	172	n/a	—	172	n/a
Loan Capital
Australia	339	8	4.72	339	8	4.72
Europe	1,254	53	8.45	1,254	53	8.45
Intragroup loans
Australia	17,119	206	2.41	17,119	206	2.41
Average interest bearing liabilities and interest expense incl intragroup loans by:
Australia	158,046	3,803	4.81	158,046	3,913	4.95
Europe	73,452	1,039	2.83	73,452	1,039	2.83
Other International	53,103	853	3.21	53,103	853	3.21
Total average interest bearing liabilities and interest expense incl. intragroup loans	284,601	5,695	4.00	284,601	5,805	4.08

Average liabilities and interest expense

	Half Year to Mar 04 (Restated)			Half Year to Mar 04
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Intragroup loans eliminations	(17,119)	(206)	2.41	(17,119)	(206)	2.41
Total average interest bearing liabilities and interest expense by:
Australia	140,927	3,597	5.10	140,927	3,707	5.26
Europe	73,452	1,039	2.83	73,452	1,039	2.83
Other International	53,103	853	3.21	53,103	853	3.21
Total average interest bearing liabilities and interest expense	267,482	5,489	4.10	267,482	5,599	4.19

Non-interest bearing liabilities
Deposits not bearing interest
Australia	5,926			5,926
Europe	5,630			5,630
Other International	1,165			1,165
Liability on acceptances
Australia	18,612			18,612
Europe	54			54
Life insurance policy liabilities (4)
Australia	32,630			32,630
Europe	80			80
Other International	337			337
Other liabilities
Australia	20,355			20,355
Europe	17,139			17,139
Other International	6,043			6,043
Total average non-interest bearing liabilities by:
Australia	77,523			77,523
Europe	22,903			22,903
Other International	7,545			7,545
Total average non-interest bearing liabilities	107,971			107,971

Equity

	Half Year to Mar 04 (Restated)			Half Year to Mar 04
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Equity
Ordinary shares	6,044			6,044
Preference share capital	455			455
Trust Preferred Securities	975			975
National Income Securities	1,945			1,945
Contributed equity	9,419			9,419
Reserves	700			700
Retained profits	13,889			13,889
Parent entity interest	24,008			24,008
Outside equity interest in controlled entities	3,047			3,047
Equity	27,055			27,055

Total liabilities and equity	402,508			402,508
Percentage of total average liabilities applicable to international operations	41.8%			41.8%

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Susan Crook
Date:	10 November 2004	Title:	Associate Company Secretary